SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
           Information to be Included in Statements Filed Pursuant to
                   Rule 13d-1(a) and Amendments Thereto Filed
                            Pursuant to Rule 13d-2(a)


                               (Amendment No. 1) 1



                            Macatawa Bank Corporation
                                (Name of Issuer)



                           Common Stock, no par value
                         (Title of Class of Securities)



                                   554225 10 2
                                 (CUSIP Number)


                              Benj. A. Smith , III
                             106 East Eighth Street
                                Holland, MI 49423
                                  616-396-0119
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 12, 2001
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continues on the following pages)

CUSIP NO. 554225 10 2                 13D                      Page 2 of 5 Pages



1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
        Benj. A. Smith, III


2       Check the Appropriate Box if a Member of a Group              (a) [ ]
        (See Instructions)                                            (b) [ ]

3       SEC Use Only


4       Source of Funds (See Instructions)
        Personal Funds


5 Check if disclosure of legal proceeding is required pursuant To Item 2(d) or 2(e).


6       Citizenship or Place of Organization
        United States

         Number of          7      Sole Voting Power
                                   234,067 shares
         Shares
                            8      Shared Voting Power
         Beneficially              4,434 shares

         Owned by           9      Sole Dispositive Power
                                   164,738 shares
         Each Reporting
                           10      Shared Dispositive Power
         Person With               7,987 shares

11      Aggregate Amount Beneficially Owned by Each Reporting Person

        281,709 Shares

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
        [ ]


13      Percent of Class Represented by Amount in Row (9)
        3.1 %

14      Type of Reporting Person (See Instructions)
        IN

Note:  All share ownership information is as of July 10, 2001.

CUSIP NO. 554225 10 2                 13D                      Page 3 of 5 Pages


Item 1    Security and Issuer.

          This Schedule 13D relates to shares of the common stock (the "Common Stock"), of Macatawa Bank Corporation, a Michigan corporation (the "Issuer"), whose principal executive offices are located at 51 East Main Street, Zeeland MI 49464.

Item 2    Identity and Background.

          (a)  This Schedule 13D is being filed by Benj. A. Smith, III.

          (b) The address of Mr. Smith is 106 East Eighth Street, Holland, Michigan 49423.

          (c) Benj. A. Smith, III is a director and officer of the Issuer. Mr. Smith's principal occupation is sole owner and President of Smith & Associates Investment Management Services, an investment advisory firm.

          (d) During the last five years, Benj. A. Smith, III has not been convicted in a criminal proceeding.

          (e) During the last five years, Benj. A. Smith, III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Benj. A. Smith, III is a citizen of the United States.

Item 3    Source and Amount of Funds or Other Consideration.

               Mr. Smith acquired 68,433 shares of Common Stock for $730,242.50. All purchases were paid for with personal funds.

          During 1997, 20,000 shares were acquired at a cost of $200,000.

          The following acquisitions occurred during 1998:
          04/01 - 3,000 shares, 15% stock dividend, no cost
          04/01 - 2,450 shares, $24,500 cost
          04/07 - 5,000 shares, $50,000 cost
          04/15 - 7,500 shares, $75,000 cost
          07/08 - 600 shares, $8,760 cost
          07/28 - 5,000 shares, $78,125 cost

          The following purchases occurred during 1999:
          05/11 - 450 shares, $6,293.75 cost
          06/02 - 1,025 shares, $13,107.75 cost
          06/04 - 14,499 shares, $184,862.25 cost
          06/07 - 6,250 shares, $79,687.50 cost
          11/29 - 350 shares, $5,118.75 cost

          The following purchases occurred during 2000:
          01/10 - 68 shares, $1,512.50 cost
          05/03 - 250 shares, $3,275 cost

                  The following acquisitions occurred during 2001:
                  05/04 - 1,991 shares, 3% stock dividend, no cost

          Benjamin A. Smith III is the controlling shareholder of Smith & Associates, an investment advisory firm, and Smith & Associates has voting power with respect to 108,984 shares of Macatawa Bank Corporation common stock owned by its clients.

          Members of Mr. Smith's immediate family own an additional 72,362 shares of Macatawa Bank Corporation common stock.

CUSIP NO. 554225 10 2                 13D                      Page 4 of 5 Pages


Item 4    Purpose of Transaction.

          The Common Stock was purchased for investment purposes.

          This Amendment is being filed as a result of a change in Mr. Smith's percentage ownership following the Company's recent underwritten Public Offering.


Item 5    Interest in Securities of the Issuer:

          (a) Mr. Smith owns beneficially 281,709 shares, which is 5.3% of the outstanding shares of Macatawa Bank Corporation Common Stock. The total includes options to purchase 31,930 shares. All share ownership information is as of July 10, 2001.

          (b) Mr. Smith has sole voting power with respect to 234,067 shares, shared voting power with respect to 4,434 shares, sole dispositive power with respect to 164,738 shares, and shared dispositive power with respect to 7,987 shares.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

               Pursuant to the Issuer's Stock Incentive Plan, the Issuer has granted Mr. Smith options to purchase 31,930 shares of the Issuer's Common Stock, all of which are currently exercisable.

Item 7    Materials to be filed as Exhibits:

          *Exhibit 1    Macatawa  Bank  Corporation  Stock   Compensation  Plan,
                        incorporated   by  reference  to  Exhibit  10.1  to  the
                        Macatawa Bank Corporation Registration Statement on Form
                        SB-2 (Registration No. 333-45755).

          *Exhibit 2    Macatawa Bank Corporation 1998  Directors'  Stock Option
                        Plan, incorporated by reference to Exhibit 10.2 to the Macatawa Bank Corporation Registration Statement on Form
                        SB-2 (Registration No. 333-45755).

          *Previously filed

CUSIP NO. 554225 10 2                 13D                      Page 5 of 5 Pages



                                   SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 July 19, 2001


                                      /s/ Benj. A. Smith, III
                                      Benj. A. Smith, III